SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                          No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.           Results of extraordinary general meeting of shareholders held on January 7, 2010

ITEM 1

 RESULTS OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
HELD JANUARY 7, 2010

STARLIMS Technologies Ltd. (the “Company”) hereby is pleased to announce the results of the extraordinary general meeting of shareholders held on January 7, 2010.

On the agenda was the election of each of the Company's current outside directors to an additional, three-year term.

Mr. Dov Kleiman was reelected as outside director of the Company by shareholders holding 87.2% (representing 5,378,134 shares) of the shares held by shareholders participating in this vote, including non-controlling shareholders holding 76.3% (representing 2,528,856 shares) of the shares held by non-controlling shareholders participating in this vote.

Ms. Eliane Markowitz was reelected as outside director of the Company by shareholders holding 87.2% (representing 5,378,834 shares) of the shares held by shareholders participating in this vote, including non-controlling shareholders holding 76.3% (representing 2,529,556 shares) of the shares held by non-controlling shareholders participating in this vote.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant)

By:	/s/ Chaim Friedman
Chaim Friedman
Chief Financial Officer

Date:  January 10, 2010